

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2019

Todd A. Norbe
President and Chief Executive Officer
BIOLASE, Inc.
4 Cromwell
Irvine, CA 92618

      Re: BIOLASE, Inc.
          Registration Statement on Form S-1
          Filed September 5, 2019
          File No. 333-233629

Dear Mr. Norbe:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Fay at 202-551-3812 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Electronics and Machinery

cc: Michael Carroll, Esq.